                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                                  PSINET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74437C101
           -----------------------------------------------------------
                                 (CUSIP Number)

Jeffrey C. Smith                             with a copy to:
IXC Communications, Inc.                       Karen C. Goodin, Esq.
1122 Capital of Texas Highway South            Riordan & McKinzie
Austin, Texas                                  695 Town Center Drive, Suite 1500
(512) 328-1112                                 Costa Mesa, California  92626
                                               (714) 433-2655
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 25, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 7
                         Exhibit Index appears on Page 7

                                                                   SEC 1746 (91)


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                                  SCHEDULE 13D


CUSIP NO. 74437C 10 1                                          PAGE 2 OF 6 PAGES

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  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       IXC INTERNET SERVICES, INC. 74-2865665
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       00 (SEE ITEM 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
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     NUMBER OF         7   SOLE VOTING POWER

      SHARES               10,229,789
                    ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER

      OWNED BY             10,229,789
                    ------------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER

     REPORTING             10,229,789
                    ------------------------------------------------------------
       PERSON          10  SHARED DISPOSITIVE POWER

        WITH               10,229,789
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,229,789
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock, par value $.01, CUSIP No. 74437C101 (the "Common Stock"), of PSINet, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 510 Huntmar Park Drive, Herndon, Virginia, 22070.

Item 2. Identity and Background.

        This Schedule 13D is filed by and on behalf of IXC Internet Services, Inc. ("Internet" or the "Filing Person"), a Delaware corporation having its principal address and principal office at 1122 Capital of Texas Highway South, Austin, Texas 78746. Internet is an indirect wholly owned subsidiary of IXC Communications, Inc., a leading provider of telecommunications services to long distance and other telecommunications companies.

        During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Internet acquired the Issuer's Common Stock on February 25, 1998 pursuant to an IRU and Stock Purchase Agreement entered into between Internet and PSINet on July 22, 1997, as amended (the "Purchase Agreement"). Under the terms of the Purchase Agreement, Internet will provide to PSINet noncancellable, indefeasible rights of use ("IRUs") in (i) two fibers in specified portions of IXC's fiber optic telecommunications system of up to 10,000 equivalent route miles of OC-48 bandwidth and in (ii) capacity of up to 10,000 equivalent route miles of OC-48 bandwidth in such fibers on the Available System. In consideration of the grant of the IRUs, the Issuer issued to Internet 10,229,778 shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction.

        The Issuer's Common Stock has been acquired solely for investment in consideration of the grant of the IRUs, as described in Item 3.

        (a) Pursuant to the Purchase Agreement, if the fair market value of the Issuer's Common Stock as of the earlier to occur of (i) the first anniversary of the date on which 100% of the bandwidth corresponding to the IRU is accepted by the Issuer or (ii) the fourth anniversary of the closing is not equal to or greater than $240 million, the Issuer will be obligated to deliver to Internet (1) additional shares of Common Stock or, at the Issuer's sole option, (2) cash, or, (3) a combination thereof, equal to the shortfall.

        (b)     Not applicable.

        (c)     Not applicable.

        (d) Pursuant to the Purchase Agreement, so long as Internet owns 95% of the Common Stock of the Issuer issued under such agreement at the closing, the Issuer's Chairman shall recommend that (i) the Issuer's Board of Directors elect Ralph J. Swett, IXC's current Chairman, to the Issuer's Board effective as of the closing, for a term to expire in 1998 or later and that such person be nominated to stand for election with the other nominated Board members at the Issuer's 1998 annual meeting (or later annual meeting associated with the expiration of his term) for a term expiring no earlier than 2000 and for reelection thereafter at the applicable annual meetings of the Issuer. At such time as Internet shall cease to own the requisite amount of the Issuer's Common Stock, a resignation letter will be executed


                               Page 3 of 6 pages.
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               by such individual and he shall immediately cease to serve as a member of the Issuer's Board of Directors.

        (e)    See (a) above.

        (f)    Not applicable.

        (g)    Not applicable.

        (h)    Not applicable.

        (i)    Not applicable.

        (j)    Not applicable.

Item 5. Interest in Securities of The Issuer.

        (a) Internet is the beneficial owner of 10,229,789 shares, or 20.1% of the Issuer's outstanding Common Stock.

        (b) Internet has sole voting and sale dispositive power with respect to all 10,229,789 shares of the Issuer's Common Stock.

        (c) No other transactions by the Filing Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the Purchase Agreement, Internet and IXC have agreed that they shall not and shall not permit any of IXC's controlled affiliates to, without the prior approval of the Issuer's Board of Directors, (i) acquire or make any proposal to acquire, directly or indirectly, any securities of the Issuer or its subsidiaries; (ii) propose a tender offer; (iii) directly or indirectly solicit proxies or consents or become a participant in a solicitation; (iv) form, join or in any way participate in a group with respect to any of the Issuer's voting securities or (v) deposit any voting securities in a voting trust or subject any voting securities to any arrangement or agreement with respect to the voting securities. Internet and the Issuer have also entered into a registration rights agreement, pursuant to which the Issuer has agreed to register the Issuer's Common Stock issued under the terms of the Purchase Agreement, upon the occurrence of certain conditions.

Item 7. Material to Be Filed as Exhibits.

        The Filing Person files as exhibits the following:

        Exhibit 1: IRU and Stock Purchase Agreement, as amended, dated as of July 22, 1997 between IXC Internet Services, Inc. and PSINet, Inc. (incorporated by reference to IXC Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No. 1 to Form 10-Q/A filed with the Commission on December 12, 1997).

        Exhibit 2: Form of Registration Rights Agreement dated as of February 25, 1998 between IXC Internet Services, Inc. and PSINet, Inc. (Exhibit N to IRU and Stock Purchase Agreement, as amended, dated as of July 22, 1997 between IXC Internet Services, Inc. and PSINet, Inc., incorporated by reference to IXC Communications, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No. 1 to Form 10-Q/A filed with the Commission on December 12,
1997).

                               Page 4 of 6 pages.

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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 1998                   IXC INTERNET SERVICES, INC.


                                        By:       /s/  JEFFREY C. SMITH
                                           -------------------------------------
                                           Jeffrey C. Smith
                                              Its: Senior Vice President
                                                   General Counsel and Secretary

                               Page 5 of 6 pages.

                                 EXHIBIT INDEX


Exhibit                                                               Sequential
Number          Description                                           Page Number
------          -----------                                           -----------
   1.           IRU and Stock Purchase Agreement, as amended, dated
                as of July 22, 1997 between IXC Internet Services,
                Inc. and PSINet, Inc. (incorporated by reference to
                IXC Communications, Inc.'s Quarterly Report on Form
                10-Q for the quarter ended September 30, 1997 filed
                with the Commission on November 14, 1997, as amended
                by Amendment No. 1 to Form 10-Q/A filed with the
                Commission on December 12, 1997)

   2.           Form of Registration Rights Agreement dated as of
                February 25, 1998 between IXC Internet Services,
                Inc. and PSINet, Inc. (Exhibit N to IRU and Stock
                Purchase Agreement, as amended, dated as of July
                22, 1997 between IXC Internet Services, Inc. and
                PSINet, Inc., incorporated by reference to IXC
                Communications, Inc.'s Quarterly Report on Form
                10-Q for the quarter ended September 30, 1997 filed with the Commission on November 14, 1997, as amended by Amendment No. 1 to Form 10-Q/A filed with the Commission on December 12, 1997).


                               Page 6 of 6 pages.